March 22, 2002


Ciba Specialty Chemicals - Annual General Meeting 2002

               o Dividend at CHF 2 per share and an additional reduction of nominal value per share by CHF 1 agreed

               o Ciba Specialty Chemicals is strongly positioned for the future

               o    Chemistry creates effects to improve the quality of life

Virtual news kit: www.cibasc.com/media

               o    Press release

               o    Address from Armin Meyer (PDF)

               o    Slide presentation Armin Meyer (PDF)

               o    Presentation "Effects through Chemistry" (PDF)

For further information please contact:

MEDIA                                      INVESTOR RELATIONS
-----                                      ------------------

Thomas Gerlach                             Matthias A. Fankhauser

Tel: +41 61 636 4444                       Tel: +41 61 636 5081

Fax: +41 61 636 3019                       Fax: +41 61 636 5111


Internet website: www.cibasc.com


At the fifth Annual General Meeting today in Basel, Switzerland, the shareholders of Ciba Specialty Chemicals Holding Inc. approved all the motions proposed by the Board of Directors. The 1,426 shareholders present represented 13,703,041 of the votes, or 19.0 percent of the 72,130,117 registered shares.

The Annual General Meeting accepted the proposal by the Board of Directors for an unchanged dividend payment of CHF 2 per share, as well as the additional proposed share capital reduction and pay back of CHF 1 per share.

A clear majority of shareholders, in excess of the two-thirds required, also approved a proposal by the Board of Directors for the re-creation of an authorized capital of CHF 40 million and the cancellation of the existing authorized capital of the same amount.

Shareholders approved the proposal to re-elect Prof. Dr. Jean-Marie
Pierre Lehn and Prof. Dr. Peter Littmann to the Board for another four years.



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Arthur Andersen AG, Zurich, was confirmed as auditor and group auditor. At the same time, a shortlist of companies was agreed as substitute auditor and group auditor, should Arthur Andersen AG no longer be in a position to fulfill its obligations in this respect.

Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals, emphasized the strong position of the company in his address. "In a very challenging environment, Ciba Specialty Chemicals delivered a convincing performance in 2001 and further improved its positioning for the future. We were able to gain market share and maintain our profitability on a high level. We have greatly increased our free cash flow and markedly improved our balance sheet." In Meyer's view there are still no signs of recovery in the short term for the first half-year of 2002. He believes however, that there are some signs of stabilization, albeit on a low level. Nonetheless, Ciba expects for the full year 2002 to achieve sales and profits over that of the previous year. These forecasts are based on the assumption of an improving global economic environment in the second half of 2002 and reasonably stable exchange rates vis-a-vis the Swiss franc.

In 2001, Ciba Specialty Chemicals set its mid-term financial targets:

     1.   An average growth in sales of 6 percent in the years 2002 to 2005;

     2. A further improvement in profitability to an EBITDA margin of 20 percent of sales by 2005;

     3.   Free Cash Flow of over CHF 1 billion in 2005.

Armin Meyer emphasized to the shareholder audience that these were ambitious but realistic targets. Armin Meyer summarized the company 's position: "With our lean, customer-orientated organization, our strong portfolio and clear strategy we are in a good position to fully exploit the upswing expected during the course of this year. By continuing in 2002 our four initiatives for profitable growth, innovation, highly qualified workforce and cash, alongside a low cost base and strong liquidity, we wish to further increase our profitability. Ciba Specialty Chemicals is, in this way, excellently equipped for the future."

Tim Schlange, Head of the Home & Personal Care Segment, outlined how Ciba Specialty Chemicals generates improvements in the quality of life through chemistry effects. Products from Ciba protect materials from heat, corrosion and wear, thereby extending their durability, for example. Other products from Ciba improve and decorate plastics, paper and textiles amongst others. Ciba Specialty Chemicals also contributes to the protection of people and items in our daily life from UV radiation, fire and bacteria.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look


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and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of CHF 7.4 billion in 2001 and CHF 276 million was spent on R&D to foster innovation across the Company.

Virtual news kit: www.cibasc.com/media

               o    Press release

               o    Address from Armin Meyer (PDF)

               o    Slide presentation Armin Meyer (PDF)

               o    Presentation "Effects through Chemistry" (PDF)

Forward-Looking Statements
--------------------------

Forward-looking statements and information contained in the Annual Report and the Management's Discussion and Analysis of Financial Condition and Results of Operations are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors, both referenced and not referenced in this document. The Company does not intend or assume any obligation to update these forward-looking statements.

For further information please contact:
---------------------------------------

MEDIA                                      INVESTOR RELATIONS
-----                                      ------------------

Thomas Gerlach                             Matthias A. Fankhauser

Tel: +41 61 636 4444                       Tel: +41 61 636 5081

Fax: +41 61 636 3019                       Fax: +41 61 636 5111

Internet website: www.cibasc.com